FLEXSHARES TRUST

(a Maryland statutory trust)

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED AGREEMENT
AND DECLARATION OF TRUST

 This Amendment No. 1 (the "Amendment") to the Amended and Restated Agreement and Declaration of Trust of FlexShares Trust (the "Trust") amends, effective December 12, 2013, the Amended and Restated Agreement and Declaration of Trust of the Trust dated as of June 28, 2011  (the "Declaration of Trust").

 WHEREAS, under Article IX, Section 8 of the Declaration of Trust, the Trustees have full power and authority, in their sole discretion and without obtaining shareholder approval, to amend the Declaration of Trust, subject to certain limitations contained therein; and

 WHEREAS, the Trustees now wish to clarify certain provisions of the Declaration of Trust;

 NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

 1. Article VI, Section 1 is restated as follows:

Section 1. Distributions. The Trustees or a committee of one or more Trustees and/or one or more officers may authorize and cause the Trust to declare and pay dividends and other distributions, including dividends on Shares of a particular Series and other distributions from the assets belonging to that Series. No dividend or distribution, including, without limitation, any distribution paid upon termination of the Trust or of any Series (or Class) with respect to, nor any redemption or repurchase of, the Shares of any Series (or Class) shall be effected by the Trust other than from the assets held with respect to such Series, nor shall any Shareholder of any particular Series otherwise have any right or claim against the assets held with respect to any other Series except to the extent that such Shareholder has such a right or claim hereunder as a Shareholder of such other Series. The Trustees shall have full discretion to determine which items shall be treated as income and which items as capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders. The amount and payment of dividends or distributions and their form, whether they are in cash, Shares or other Trust Property, shall be determined by the Trustees. Dividends and other distributions may be paid pursuant to a standing resolution adopted once or more often as the Trustees determine, and such resolution may include a delegation to one or more officers of the power to determine the form, amount, record date, payment date and any other terms of dividends or other distributions. All dividends and other distributions on Shares of a particular Class shall be distributed pro rata to the Shareholders of that Class in proportion to the number of Shares of that Class they held on the record date established for such payment, except that in connection with any dividend or distribution program or procedure the Trustees may determine that no dividend or distribution shall be payable on Shares as to which the Shareholder's purchase order and/or payment in the prescribed form has not been received by the time or times established by the Trustees under such program or procedure. The Trustees may adopt and offer to Shareholders such dividend reinvestment plans, cash dividend payout plans or similar plans as the Trustees deem appropriate.

 2.   Article IX, Section 3 is restated as follows:

Section 3. Record Dates. The Trustees may close the Share transfer books of the Trust or any Series or Class for a period not exceeding one hundred twenty (120) days preceding the date of any meeting of Shareholders, or the date for the payment of any dividends or other distributions, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares shall go into effect; or in lieu of closing the stock transfer books as aforesaid, the Trustees may fix in advance a date not exceeding one hundred twenty (120) days before the scheduled date of any Shareholders' meeting, or the date for the payment of any dividends or other distributions, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares shall go into effect as a record date for the determination of the Shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of such dividend or other distribution, or to receive any such allotment of rights, or to exercise such rights in respect of any such change, conversion or exchange of Shares, and in such case such Shareholders and only such Shareholders shall be Shareholders of record on the date so fixed and entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividend or other distribution, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any Shares on the books of the Trust after any such record date fixed as aforesaid. Nothing in this Section shall be construed as precluding the Trustees from setting different record dates for, or from closing the register or transfer books with respect to, different Series (or Classes) or delegating to one or more officers the power to set record dates or close transfer books.

 3.  All references in the Declaration of Trust to the "Declaration" shall mean the Declaration of Trust as amended by this Amendment.

 4  . Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.

PHTRANS/ 1472308.1

PHTRANS/ 1472308. 1